

December 7, 2009

<u>Via U.S. Mail</u>
Mr. Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road #1199
Dallas, TX 75240

> **Re: Toreador Resources Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 16, 2009, as amended April 16, 2009
> Definitive Proxy
> Filed April 24, 2009
> Response Letter Dated November 6, 2009
> File No. 1-34216**

Dear Mr. McKenzie:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Jon J. Lyman , Esq. 44 20 7696 5455